 Exhibit 99.1

First Mining Hosts Collaborative Community Information Sharing Session at Duparquet

VANCOUVER, BC, Sept. 22, 2023 /CNW/ - First Mining Gold Corp. ("First Mining" or the "Company") (TSX: FF) (OTCQX: FFMGF) (FRANKFURT: FMG) is pleased to announce that it carried out a productive and transparent information sharing initiative with the citizens of the Municipality of Duparquet regarding the Duparquet Gold Project (the "Duparquet Project" or "Project") in the Abitibi-Témiscamingue region of Quebec.

Approximately 120 residents participated in the information sharing session conducted on September 19, 2023, at the Duparquet Recreation Center. In accordance with First Mining's initial commitment to the citizens of Duparquet, First Mining provided an update on its ongoing work scopes including exploration, land management, environmental stewardship planning, and the results of the recently published Preliminary Economic Assessment (the "PEA") for the Project.

"First Mining is very excited to be working together with the Municipality of Duparquet to move the Project forward.  The Duparquet Gold Project offers a unique opportunity to deliver important economic development opportunities for the local citizens and these community meetings offer a platform for collaboration with the residents," stated Dan Wilton, CEO of First Mining.

"Transparency and ongoing dialogue are part of the commitments we made from the beginning to the citizens when we first met with them in November 2022 after having just acquired to the Project," stated Steve Lines, Vice President of Environment and Community Relations of First Mining. "Over the past year, First Mining has, among other things, established a community office in the heart of the municipality to be present, listen, and address citizens' questions and comments about our activities and consult on planning initiatives."

First Mining has also pledged to collaborate with the municipality in the planning of a sustainable project that garners social acceptance and yields benefits for the local area and Quebec. The results of a positive Preliminary Economic Assessment at the Project were announced on September 7, 2023.

About the Duparquet Gold Project

The Duparquet Gold Project, located in the Abitibi-Témiscamingue region of Quebec, Canada, is one of the largest undeveloped gold projects in North America. The Project is located in the Municipality of Duparquet, which is approximately 50 kilometres northwest of Rouyn-Noranda, Quebec, a major mining service centre and home to the only remaining copper smelter in Canada. Duparquet currently hosts 3.4 million ounces of gold in the Indicated Mineral Resource category and 2.7 million ounces of gold in the Inferred Mineral Resource category.

Gold was first discovered in the Duparquet area in 1910, and production began on the Beattie property in 1933 and on the Donchester property in the 1940s. Mining and milling operations ceased at Duparquet in 1956 after 23 years of continuous production. Over its lifetime, the Duparquet Beattie mill produced more than 1.3 million ounces of gold. The Duparquet Project remained virtually inactive until 1987, when exploration and drilling resumed. Clifton Star Resources ("Clifton Star") began work on the Duparquet Project in 2008 through an option agreement, and between 2008 and 2013, Clifton Star and its partners completed over 260,000 m of drilling. Clifton Star was acquired by First Mining in April 2016 and ownership was consolidated at the Duparquet Project by First Mining in September 2022.

About First Mining Gold Corp.

First Mining is a gold developer advancing two of the largest gold projects in Canada, the Springpole Gold Project in northwestern Ontario, where we have commenced a Feasibility Study and permitting activities are on-going with a draft Environmental Impact Statement ("EIS") for the project published in June 2022, and the Duparquet Project in Quebec, a PEA stage development project located on the Destor-Porcupine Fault Zone in the prolific Abitibi region. First Mining also owns the Cameron Gold Project in Ontario and a portfolio of gold project interests including the Pickle Crow Gold Project (being advanced in partnership with Auteco Minerals Ltd.), the Hope Brook Gold Project (being advanced in partnership with Big Ridge Gold Corp.), and a large equity interest in Treasury Metals Inc.

First Mining was established in 2015 by Mr. Keith Neumeyer, founding President and CEO of First Majestic Silver Corp.

ON BEHALF OF FIRST MINING GOLD CORP.

Daniel W. Wilton
Chief Executive Officer and Director

Cautionary Note Regarding Forward-Looking Statements

This news release includes certain "forward-looking information" and "forward-looking statements" (collectively "forward-looking statements") within the meaning of applicable Canadian and United States securities legislation including the United States Private Securities Litigation Reform Act of 1995. These forward-looking statements are made as of the date of this news release. Forward-looking statements are frequently, but not always, identified by words such as "expects", "anticipates", "believes", "plans", "projects", "intends", "estimates", "envisages", "potential", "possible", "strategy", "goals", "opportunities", "objectives", or variations thereof or stating that certain actions, events or results "may", "could", "would", "might" or "will" be taken, occur or be achieved, or the negative of any of these terms and similar expression Forward-looking statements in this news release include, but are not limited to, statements with respect to: (i) the results of the PEA; (ii) the economic potential and merits of the Project; (iii) the estimated amount and grade of Mineral Resources at the Project; (iv) the PEA representing a viable development option for the Project; (v) construction of a mine at the Project; (vi) the Project being one of the most meaningful development projects in Canada; (vii) estimates of capital and operating costs; (viii) the estimated amount of future production from the Project (ix) life of mine estimates and economic returns from the Project; * environmental benefits of the Project; (xi) Project enhancement opportunities; and (xii) timing of filing a technical report for the PEA on SEDAR+.

Forward-looking statements in this news release relate to future events or future performance and reflect current estimates, predictions, expectations or beliefs regarding future events. All forward-looking statements are based on First Mining's or its consultants' current beliefs as well as various assumptions made by them and information currently available to them. There can be no assurance that such statements will prove to be accurate, and actual results and future events could differ materially from those anticipated in such statements. Forward-looking statements reflect the beliefs, opinions and projections on the date the statements are made and are based upon a number of assumptions and estimates that, while considered reasonable by the respective parties, are inherently subject to significant business, economic, competitive, political and social uncertainties and contingencies. Such factors include, without limitation the Company's business, operations and financial condition potentially being materially adversely affected by the outbreak of epidemics, pandemics or other health crises, such as COVID-19, and by reactions by government and private actors to such outbreaks; risks to employee health and safety as a result of the outbreak of epidemics, pandemics or other health crises, such as COVID-19, that may result in a slowdown or temporary suspension of operations at some or all of the Company's mineral properties as well as its head office; fluctuations in the spot and forward price of gold, silver, base metals or certain other commodities; fluctuations in the currency markets (such as the Canadian dollar versus the U.S. dollar); changes in national and local government, legislation, taxation, controls, regulations and political or economic developments; risks and hazards associated with the business of mineral exploration, development and mining (including environmental hazards, industrial accidents, unusual or unexpected formations, pressures, cave-ins and flooding); the presence of laws and regulations that may impose restrictions on mining; employee relations; relationships with and claims by local communities, indigenous populations and other stakeholders; availability and increasing costs associated with mining inputs and labour; the speculative nature of mineral exploration and development; title to properties; and the additional risks described in the Company's Annual Information Form for the year ended December 31, 2022 filed with the Canadian securities regulatory authorities under the Company's SEDAR+ profile at www.sedarplus.ca, and in the Company's Annual Report on Form 40-F filed with the SEC on EDGAR.

First Mining cautions that the foregoing list of factors that may affect future results is not exhaustive. When relying on our forward-looking statements to make decisions with respect to First Mining, investors and others should carefully consider the foregoing factors and other uncertainties and potential events. First Mining does not undertake to update any forward-looking statement, whether written or oral, that may be made from time to time by the Company or on our behalf, except as required by law.

Cautionary Note to United States Investors

The Company is a "foreign private issuer" as defined in Rule 3b-4 under the United States Securities Exchange Act of 1934, as amended, and is eligible to rely upon the Canada-U.S. Multi-Jurisdictional Disclosure System, and is therefore permitted to prepare the technical information contained herein in accordance with the requirements of the securities laws in effect in Canada, which differ from the requirements of the securities laws currently in effect in the United States. Accordingly, information concerning mineral deposits set forth herein may not be comparable with information made public by companies that report in accordance with U.S. standards.

Technical disclosure contained in this news release has not been prepared in accordance with the requirements of United States securities laws and uses terms that comply with reporting standards in Canada with certain estimates prepared in accordance with NI 43-101.

NI 43-101 is a rule developed by the Canadian Securities Administrators that establishes standards for all public disclosure an issuer makes of scientific and technical information concerning the issuer's material mineral projects.

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SOURCE First Mining Gold Corp.

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%CIK: 0001641229

For further information: Toll Free: 1 844 306 8827 | Email: info@firstmininggold.com; Paul Morris | Director, Investor Relations | Email: paul@firstmininggold.com

CO: First Mining Gold Corp.

CNW 14:00e 22-SEP-23